SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                     Issuer:  Rentrak Corporation

                  Class of Securities:  Common Stock

                         CUSIP No.:   760174-2

              Person Authorized         Mr. Muneaki Masuda, President
              to Receive Notices          Culture Convenience Club Co., Ltd.
                 and                      1-4-70 Shiromi, 16th Floor
              Communications:            Chuo-ku, Osaka 540 JAPAN

         Date of Event Requiring this Filing:  August 12, 1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ X ].
CUSIP NO. 760174-2
1.  Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above
Persons:
     Culture Convenience Club Co., Ltd.  No S.S. or I.R.S. I.D. Number.
2.  Check the Appropriate Box if a Member of a Group:  Not applicable.
3.  SEC Use Only:
4.  Source of Funds:  BK
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not applicable
6.  Citizenship or Place of Organization:  Japan
  Number of             7.  Sole Voting Power:  1,000,000
  Shares Bene-
    ficially            8.  Shared Voting Power:  0
  Owned By
  Each Reporting        9.  Sole Dispositive Power:  1,000,000
      Person
  With                 10. Shared Dispositive Power:  0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable.
13.  Percent of Class Represented by Amount in Row (11):  8.24%
14.  Type of Reporting Person:  CO

Item 1.  Security and Issuer.

     Common Stock
     Rentrak Corporation
     7227 N.E. 55th Ave.
     Portland, OR  97218

Item 2.  Identity and Background.

     Name of Reporting Person:  Culture Convenience Club Co., Ltd.
     Place of Organization:  Japan
     Principal Business:  Franchising and operation of videocassette rental outlets
     Address of Principal Business:     1-4-70 Shiromi, 16th Floor
                                   Chuo-ku, Osaka 540 JAPAN
     Involvement in Certain Legal Proceedings
       (Items 2(d) and 2(e)):  Not applicable.

     The name, business address, principal occupation and citizenship of each executive officer, director and controlling person of the reporting person are contained in the attachment to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The reporting person has been a shareholder of the issuer since approxi-mately 1989. The amount of funds used in making the recent acquisition described in Item 5(c) below is $3,070,000. The source of those funds is a short-term (one year) loan from Sumitomo Bank, Osaka, Japan.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition is an additional strategic investment by the reporting person in the issuer's securities. The reporting person and the issuer operate in the same industry and have previously made certain joint business investments in developing the videocassette distribution and rental business in Japan and elsewhere outside the U.S. The reporting person has no current plan to purchase any significant number of additional shares of the issuer's common stock, to sell any significant number of such shares, or to take or cause any other extraordinary corporate transaction involving the issuer.

Item 5.  Interest in Securities of the Issuer.

     (a) The reporting person now owns 1,000,000 shares of the issuer's common stock, which, to the reporting person's knowledge, currently represents approximately 8.24% of the common stock of the issuer currently outstanding (based on 12,142,189 shares outstanding as of the date of this Schedule 13D).

     (b)  See Cover Page Items 7-10.

     (c) On or about August 12, 1996, the reporting person acquired 614,000 shares of the issuer's common stock at $5.00 per share. The 614,000 shares were acquired in a private transaction from Jack Silverman and certain relatives of Jack Silverman.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

     The issuer and the reporting person are parties to several agreements, including Common Stock Purchase Agreement dated as of December 20, 1989, as amended by Amendment to Common Stock Purchase Agreement Dated August 6, 1992 ("Common Stock Purchase Agreement"). Section 6.3 of the Common Stock Purchase Agreement provides, under certain conditions, (a) for the reporting person to have a nominee on the issuer's Board of Directors, and (b) for management of the issuer to vote shares of common stock for which they hold proxies in favor of the reporting person's nominee. The preceding summary is qualified by reference to the specific language of the Common Stock Purchase Agreement, which was filed as Exhibit 34 to the issuer's Form 10-K filed June 25, 1990. Such Exhibit is incorporated herein in its entirety by this reference. The reporting person's President, Muneaki Masuda, is currently a member of the issuer's Board of Directors.

Item 7.  Material to be Filed as Exhibits.

     Common Stock Purchase Agreement dated as of December 20, 1989 between the reporting person and the issuer. Incorporated by reference in Item 6 above.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          August 28, 1996

CULTURE CONVENIENCE CLUB CO., LTD.



By:   /s/ Muneaki Masuda
     Muneaki Masuda, President

ATTACHMENT TO SCHEDULE 13D

                     CULTURE CONVENIENCE CLUB CO., LTD

       List of Directors, Executive Officers and Controlling Persons

NAME              ADDRESS     TITLE             RESIDENCE/CITIZENSHIP
Muneaki Masuda         *   President/Director           Japan
Kazuhiko Kasahara      *   Director                     Japan
Toshizo Sasaki         *   Director                     Japan
Shinichi Murai         *   Director                     Japan
Tatsuo Yamasaki        *   Director                     Japan
Satoru Fujita          *   Director                     Japan
Kazuaki Terao          *   Director                     Japan
Fumi Masuda            *   Statutory Auditor            Japan

*  Culture Convenience Club Co., Ltd.
    4-20-3 Ebisu, 21st Floor
     Shibuya-ku, Tokyo 150
     JAPAN
